

November 15, 2013

Via E-mail
Mr. Mark L. Nunneley
Chief Accounting Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-31775**
>
> **Form 10-Q for the quarter ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 001-31775**

Dear Mr. Nunneley:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   We note your disclosure regarding the Ashford Hospitality Prime spin-off that will occur on November 19, 2013. Please provide more robust disclosure regarding the operations of the properties that will be eliminated from your consolidated operations following the spin-off in order to give readers more insight into the anticipated impact to Ashford Hospitality Trust's financial performance subsequent to the spin-off. As part of your disclosure disclose the expected impact on revenues, operating expenses, net income and cash flows from operations. Please provide us with your proposed disclosure. Refer to

Item 303(A)(3)(ii) of Regulation S-K and FR-72: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: David Brooks, General Counsel (via E-mail)